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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 2)*

Under the Securities Exchange Act of 1934

Alamosa Holdings, Inc.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

011589108

(Cusip Number)

Space Mgt, Ltd. formerly known as South Plains Advanced Communications
Electronics, Inc.
Attn: Scotty Hart, General Manager
2425 Marshall Street
Lubbock, Texas 79415
(806) 763-2301
(806) 763-2307 (FAX)

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 15, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 011589108			Page 2 of 11

1.	Name of Reporting Person: Space Mgt, Ltd., formerly known as South Plains Advanced Communications & Electronics, Inc.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Texas

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 8,594,732

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 8,594,732

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 8,594,732

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 9.0%

14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 011589108			Page 3 of 11

1.	Name of Reporting Person: South Plains Telephone Cooperative, Inc.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Texas

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 8,594,732

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 8,594,732

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 8,594,732

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 9.0%

14.	Type of Reporting Person (See Instructions): CO

     This Amendment No. 2 to Schedule 13D (the “Amendment No. 2”) amends and restates in its entirety the Amendment No. 1 to Schedule 13D filed by South Plains Advanced Communications & Electronics, Inc., now known as Space Mgt, Ltd. (“SPACE”), and South Plains Telephone Cooperative, Inc. (“South Plains,” and together with SPACE, the “Reporting Persons”) by furnishing the information set forth below. This Amendment No. 2 relates to the adoption of a trading plan pursuant to Rule 10b5-1(c) by SPACE, as described below under Item 4.

ITEM 1. SECURITY AND ISSUER

     This Amendment No. 2 relates to the common stock, par value $0.01 (the “Common Stock”) of Alamosa Holdings, Inc., a Delaware corporation (“Alamosa”). The principal executive offices of Alamosa are located at 5225 S. Loop 289, Suite 120, Lubbock, Texas 79424.

ITEM 2. IDENTITY AND BACKGROUND

     This statement is filed by the Reporting Persons. SPACE is a limited partnership of which SPTC, LLC serves as the 1% general partner (the “General Partner”) and South Plains is the 99% limited partner. South Plains owns 100% of the membership interest of the General Partner. SPACE is indirectly wholly owned by South Plains. An agreement among the Reporting Persons with respect to the filing of this statement is attached hereto as Exhibit 1.

     SPACE is a Texas limited partnership. The principal business activities of SPACE are to participate in deregulated telecommunications opportunities. The General Partner is a Texas limited liability company and its principal business activities are to serve as general partner of SPACE. South Plains is a Texas corporation. South Plains provides telephone and telecommunications services as a telephone cooperative. The principal business and office address of each of the Reporting Persons and the General Partner is 2425 Marshall Street, Lubbock, Texas 79415.

     The name, business address, present principal occupation or employment, and citizenship of each director and executive officer of the Reporting Persons and the General Partner are set forth on Attachment A hereto. Such persons disclaim beneficial ownership of the shares of Common Stock held by the Reporting Persons.

     During the last five years, none of the Reporting Persons, the General Partner nor, to the best of their knowledge, any of the persons listed on Attachment A, has been (1) convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     On February 14, 2001 SPACE acquired 8,769,732 shares of Common Stock of Alamosa as a result of a merger of Alamosa PCS Holdings, Inc., a Delaware Corporation (“Old Alamosa”), with Alamosa. The Reporting Persons’ shares of Old Alamosa common stock were exchanged for shares of Common Stock of Alamosa (the “Merger Shares”) at the ratio of 1:1. As a result, as of February 14, 2001, the Reporting Persons held the same number of shares in Alamosa as they held in Old Alamosa and prior to the merger.

ITEM 4. PURPOSE OF THE TRANSACTION

     As stated in Item 3 above, the Reporting Persons acquired the Merger Shares as a result of the merger.

     Depending on market conditions and other factors, the Reporting Persons, the General Partner and the persons listed in Attachment A may acquire additional shares as they deem appropriate, whether in open market purchases, privately negotiated transactions or otherwise. The Reporting Persons, the General Partner and the persons listed in Attachment A also reserve the right to dispose of some or all of their shares in the open market, in privately negotiated transactions to third parties or otherwise. The Reporting Persons, the General Partner, and to the best of their knowledge the persons listed on Attachment A, have no plans or proposals which relate to or would result in any action specified in clauses (a) through (j) of Item 4 of Schedule 13D.

     On March 15, 2004, SPACE entered into a trading plan (the “Trading Plan”) with a third-party broker (the “Broker”) pursuant to the provisions of Rule 10b5-1(c) of the Securities Exchange Act of 1934. The Trading Plan complies with the requirements of Rule 10b5-1(c) and permits sales to be made through the Broker on or after March 26, 2004 in accordance with the terms of the Securities Act of 1933 and the terms of the Trading Plan. The Trading Plan provides for sales of up to 425,000 of the Merger Shares held by SPACE upon the satisfaction of certain pricing and other conditions. SPACE has adopted the Trading Plan for diversification and liquidity purposes. Within the requirements of Rule 10b5-1(c), SPACE may modify the Trading Plan from time to time or terminate the Trading Plan at any time.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     The responses of SPACE and South Plains to Items 7 through 12 and on the cover page of this statement relating to beneficial ownership as well as voting and dispositive power are incorporated herein by reference. Each of SPACE, which acts through the General Partner, and South Plains beneficially owns 8,594,732 shares, or 9.0% (based on 95,417,575 shares outstanding as of March 9, 2004 as reported in Alamosa’s Annual Report on Form 10-K for the year ended December 31, 2003), of the outstanding Common Stock of Alamosa in the aggregate. The Reporting Persons indicating shared voting power herein have done so by reason of their parent/subsidiary relationship only, and have no agreement, arrangement, or understanding with regarding to shares of Common Stock and do not affirm the existence of a “group” within the meaning of Rule 13d-5 promulgated under the Securities Act of 1933.

     None of SPACE, South Plains nor the General Partner has engaged in a transaction with respect to shares of Common Stock of Alamosa within the past 60 days.

     Additional information is contained on Attachment A. Except as set forth on Attachment A hereto, to the best knowledge of the Reporting Persons no person identified on Attachment A beneficially owns any shares of Common Stock or has effected any transactions in shares of Common Stock during the preceding 60 days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Except as set forth above, no Reporting Person nor, to the best knowledge of the Reporting Persons, any person identified on Attachment A is a party to any other contract, arrangement, understanding or relationship, legal or otherwise, with respect to any securities of Alamosa.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1	Joint Filing Agreement, dated as of March 15, 2004, entered into by and between Space Mgt, Ltd. and South Plains Telephone Cooperative, Inc.

SIGNATURE

     After reasonable inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 18, 2004
SPACE MGT, LTD.
By: SPTC, LLC, its general partner

	By:	/s/ Scotty Hart
Scotty Hart
General Manager

SOUTH PLAINS TELEPHONE COOPERATIVE, INC.
	By:	/s/ Scotty Hart
Scotty Hart
General Manager

ATTACHMENT A

Directors and Executive Officers of
SPTC, LLC, the General Partner (“General Partner”)
of Space Mgt, Ltd. (“SPACE”)
and South Plains Telephone Cooperative, Inc. (“South Plains”)

Note: All individuals listed on this Attachment A are U.S. citizens.

Beneficial Ownership

	Present Business	Present Principal	Amt of
Name & Position	Address	Occupation	Securities[1]	Pledged
Scotty Hart	2425 Marshall St.	General Manager of	22,300 [2,3]	No
General Manager of General Partner, South Plains & SPACE	Lubbock, TX 79415	General Partner, South Plains, and SPACE

Gary Harrell	HCO 1, Box 224	Irrigation & water	0	No
President of the Board of Directors, Director of General Partner, South Plains & SPACE	Plainview, TX 79072-9223	system consultant and farmer

Don Mimms	3376 N. State Rd. #303	Farmer	8,325	No
Vice President of the Board of Directors, Director of General Partner, South Plains & SPACE	Levelland, TX 79336-9133

Bill Sides	9401 E. FM-40	Farmer	1,300	No
Secretary & Director of General Partner, South Plains & SPACE	Lubbock, TX 79403-9619

Dan Houchin	1882 CR-BB	Farmer	1,000	No
Treasurer & Director of General Partner, South Plains & SPACE	Plainview, TX 79072-0539

Lonnie Arthur	311 CR-165	Farmer	1,200	No
Director of General Partner, South Plains & SPACE	Ralls, TX 79357

Kenneth Ehler	16818 CR 2540	Farmer	9,000	No
Director of General Partner, South Plains & SPACE	Lubbock, TX 79423

Mike Fillingim	1526 Woodrow Road	Farmer	16,000	No
Director of General Partner, South Plains & SPACE	Lubbock, TX 79423

Bryan Patterson	Route 1, Box 102	Farmer	650	No
Director of General Partner, South Plains & SPACE	Amherst, TX 79312

Steve Smith	4717 FM-41	Farmer	2,000	No
Director of General Partner, South Plains & SPACE	Lubbock, TX 79423-9730

1	Each of the share amounts listed below represents less than 0.1% of the outstanding shares of Common Stock. Each person listed below has the sole voting and dispositive power of the shares identified for such person.

2	Includes 22,000 shares held by Mr. Hart and 300 shares held by Lubbock HLH, Ltd., an entity controlled by Mr. Hart.

3	Mr. Hart also has the right to acquire (1) 28,000 shares at a price of $17.00 per share (expires December 9, 2009), (2) 5,714 shares at a price of $10.50 per share (expires February 27, 2011), (3) 3,670 shares at a price of $3.52 per share (expires February 27, 2012), (4) 13,375 shares at a price of $4.99 per share (expires April 29, 2012), (5) 10,714 shares at a price of $0.23 per share (expires September 30, 2012), and (6) 9,000 shares at a price of $4.01 per share (expires December 31, 2013). All of these options were granted under Alamosa’s stock option plan and are exercisable immediately. The options to acquire 28,000 shares were received as a result of the merger of Old Alamosa and Alamosa in exchange for an employee stock option to acquire 28,000 shares of Old Alamosa for $17.00 per share.

Transactions within the Past 60 Days

	Date of	Amt of		Price per
Name	Transaction	Securities	Type of Transaction	Share
Scotty Hart	03-04-04	5,000	Option Exercise & Sale into the Market	$5.98
Dan Houchin	03-01-04	500	Purchase Market Transaction	$6.01
Lonnie Arthur	01-21-04	200	Purchase Market Transaction	$5.83
Lonnie Arthur	01-26-04	200	Purchase Market Transaction	$5.78
Lonnie Arthur	02-06-04	400	Purchase Market Transaction	$5.47
Lonnie Arthur	03-08-04	400	Purchase Market Transaction	$5.87

EXHIBIT
NUMBER	DESCRIPTION
1	Joint Filing Agreement, dated as of March 15, 2004, entered into by and between Space Mgt, Ltd. and South Plains Telephone Cooperative, Inc.

JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them a Statement on Schedule 13D (including amendments thereto) with regard to the common stock of Alamosa Holdings, Inc. and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, hereby execute this Agreement as of the 15th day of March, 2004.

SPACE MGT, LTD.
By: SPTC, LLC, its general partner

By:	/s/ Scotty Hart
Scotty Hart
General Manager

SOUTH PLAINS TELEPHONE COOPERATIVE, INC.
By:	/s/ Scotty Hart
Scotty Hart
General Manager